ITEM 77M: Mergers

       Morgan Stanley Dean Witter Income Builder Fund

      On June 8, 1999 a Special Meeting of Shareholders of TCW/DW Income and Growth Fund ("Income and Growth") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Agreement and Plan") between Income and Growth and Morgan Stanley Dean Witter Income Builder Fund ("Income Builder"), pursuant to which substantially all of the assets of Income and Growth would be combined with those of Income Builder and shareholders of Income and Growth would become shareholders of Income Builder receiving shares of Income Builder with a value equal to the value of their holdings in Income and Growth. On February 25, 1999, the Board of Trustees unanimously approved the Reorganization Agreement, and on June 8, 1999 the Agreement and Plan was approved by the affirmative vote of a majority of the shares of Income and Growth represented in person or by proxy and entitled to vote at the meeting.

      On June 28, 1999, the Reorganization Plan between Income and Growth and Income Builder was completed according to the terms set forth above and in the Agreement and Plan. On October 12, 1999, Income and Growth filed an application with the Commission on Form N8-F for an Order declaring that Income and Growth has ceased to be an investment company, which Order is pending.